First Quarterly Report

Ending August 31, 2006

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND

PRODUCTION RESULTS /

EXECUTIVE COMMENTS AND ANALYSIS

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND PRODUCTION RESULTS /
EXECUTIVE COMMENTS AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the financial situation for Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) between May 31, 2006 and August 31, 2006. It also includes a comparison between the operational results, treasury flow and financial situation for the 3-month period ending August 31, 2006 and those from the 3-month period ending August 31, 2005.

This analysis, completed on October 16, 2006, must be read in conjunction with the Company’s audited and consolidated financial statements as at May 31, 2006, presented in the last annual report.  Neptune financial statements were produced in accordance with Generally Accepted Accounting Principles (GAAP). Company results are published in Canadian dollars. All amounts appearing in this executive analysis are in Canadian dollars, unless otherwise indicated.

OVERVIEW

Neptune’s first quarterly report ending August 31, 2006 was dedicated to the marketing of its products in North America and Asia. Neptune also deployed development initiatives in the European and Australian market. To accomplish this, the Company participated in various tradeshows to promote its products and increase its presence in new markets to favour its growth.  Neptune also maintains its new commercial approach aimed at building strategic alliances with potential partners in the nutraceuticals, functional foods and medical markets, as well as the biopharmaceutical market.

The Company capitalizes on the results of its clinical research and benefits to this day from scientific results that demonstrate the benefits of Neptune Krill Oil (NKOTM) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, elevated cholesterol levels and inflammation problems. Neptune is also pursuing a clinical research aimed at demonstrating the benefits of NKOTM for people suffering from attention deficit disorder and hyperactivity.

During the first quarter of the May 31, 2007 fiscal year-end, the Company generated sales of $1.55M, as compared to $1.68M for the quarter ending August 31, 2005.  The Company reorganised during the first quarter its Sales & Marketing department.  After the dismissal of its entire sales force, the Company hired its new Vice-President Sales & Marketing at the end of last fiscal year and added two new sales people to complete the sales team.  This transition has affected the Company’s prospecting but is now back at the expected level.  This reorganisation has also affected the sales level for this quarter even though the sales are at the expected level of the financial forecast for this quarter.

PRINCIPAL QUARTERLY FINANCIAL DATA

(In thousands of dollars, except per share data)

Fiscal Year Ending May 31, 2007

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	1,552	1,552
EBITDA (1)	303	303
Net Loss	286	286
Loss per Share basic and diluted	0.008	0.008

Fiscal Year Ended May 31, 2006

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	6,912	1,683	1,354	1,745	2,130
EBITDA (1)	1,049	342	245	235	227
Net Earnings (Net Loss)	(886)	(390)	(453)	665	(708)
Profit (Loss) per Share basic and diluted	(0.029)	(0.015)	(0.018)	0,021	(0,023)

Fiscal Year Ended May 31, 2005

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	4,838	1,117	1,171	1,176	1,374
EBITDA (1)	401	151	119	117	14
Net Loss	1,768	388	503	344	533
Loss per Share basic and diluted	0.069	0.015	0.020	0.013	0.021

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles.  Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.  Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes and losses on exchange incurred during the fiscal year.  Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation.

In the first quarter ending August 31, 2006, the Company reduced its loss by 27% from the corresponding quarter ending August 31, 2005 despite an increase of 0.260M related to the stock-based compensation of employees and non-employees and a slight decrease in sales.   This positive result is attributable in part by the decrease of financial expenses by 0.173M and the depreciation by 0.133M.  If we exclude the non-cash stock-based compensation expenses, the Company would have realised a positive net earning of 0.048M this quarter.  The Company also realised an EBITDA of 0.303M during the quarter ending August 31, 2006 compared to an EBITDA of 0.342M for the quarter ending August 31, 2005.

TREASURY FLOW AND FINANCIAL SITUATION

Operating Activities

During the first quarter ending August 31, 2006, the Company’s operations generated a decrease in liquidities of 0.793M, compared to an increase of 0.042M for the quarter ending August 31, 2005. The difference of 0.835M is due in large part to changes in the working capital items from one quarter to the other. The changes to the working capital items for the first quarter ending August 31, 2006 are mainly due to an increase in receivables in the amount of 0.350M, an increase in inventories totalling 0.509M, and a decrease in accounts payable amounting to 0.128M, as compared to the year ended May 31, 2006.

Investment Activities

The variance in investment activities was related primarily to the acquisition of fixed and intangible assets totalling 0.011M.

Financing Activities

During the first quarter ending August 31, 2006, the Company received 0.148M following the issuance of shares from the exercise of stock options from employees and non-employees.  The Company also used its line of credit for 0.070M.

Overall, taking the treasury flow into account, the Company decreased its cash by 0.586M since May 31, 2006.

Financial Situation

The following table details the important changes to the balance sheets as at August 31, 2006 and May 31, 2006:

Accounts	Increase	Comments
	(Reduction)
	(In thousands of dollars)
Cash	(586)	See cash flow statement
Receivables	350	Credit terms extension
Inventory	509	Increase in raw materiel inventory
		in order to secure increase in production
Accounts payable and accrued liabilities	(128)	Reversal of May 31, 2006 y/e adjustments

PRIMARY ANNUAL FINANCIAL RATIOS

	Aug. 31, 2006	May 31, 2006	May 31, 2005
Working Capital Ratio (current assets / current liabilities)	1.81	1.80	1.19
Solvency Ratio (Debt Capital/Shareholder Equity) *	1.18	1.26	1.47

* including convertible debentures

Most of the Company’s financial ratios improved for the quarter ending August 31, 2006, as compared to the year ended May 31, 2006. This was mostly due to the overall real performance of the Company.

The Company’s contractual obligations, including payments due during the next 5 reporting periods and the following ones, are presented in the following table:

Required payments per periods
	Required Payments per Period
Contractual Obligations		Less than	2 to 3	4 to 5	More than
	Total	one period	periods	periods	5 periods
Long-term Debt*	3,670,986	70,986	1,226,667	1,472,000	901,333
Loans guaranteed by investments in
rental contracts**	171,856	86,814	69,891	15,151	-
Other rental contracts
Total liabilities	3,842,842	157,800	1,296,558	1,487,151	901,333

*  This amount is not reduced by the assigned to warrants and common shares.

** Including interest fees

Two other potential purchase options were added to the total of contractual obligations.  The first option, totalling $275,000, was for the acquisition of an intellectual property, and the second, totalling $1,275,000, for the acquisition of the production facility, this last option was exercised after the quarter and was financed up to $1,255,000.

Related Party Transactions

The transactions between related parties are described in note 2 “Related Party Transactions” of the Company’s financial statements as at August 31, 2006.

Change in Accounting Policies

No changes in accounting policies since May 31, 2006.

Subsequent Events

There were no subsequent events of importance after August 31, 2006.

RISK FACTORS

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The majority of the Company’s accounts receivables are 90% guaranteed by insurers.  U.S. currency is used for the majority of foreign transactions. For the time being at least, any exchange rate risk to the Company is mainly limited to the exchange on the American dollar.  Despite the fact that raw material purchases are currently handled in U.S. currency, Management also has the ability to financial instrument to minimize the exchange risk.

Product Liability

The Company acquires a $5M liability insurance policy to cover civil liability relating to its products on a yearly basis. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Executive Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty, and it is possible that the actual future results of the Company differ somewhat from those predicted. These risks include: the growth in demand for Company products, seasonal variations in customer orders, changes in pricing and availability for raw materials, and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its analysis on the prospective statement information available at the time of drafting. The inclusion of this information should not be considered a declaration by the Company that the predicted results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at: http://www.sedar.com.

On October 16, 2006, the total number of common shares issued by the Company and in circulation was 34,612,289, and Company common shares were being traded on the TSX stock exchange in Toronto under the listing NTB.

/s/ Henri Harland

/s/ André Godin

President and CEO

Vice-president, Administration & Finance

4